February 10, 2006

Mr. Ray E. Schmitz
Dynamex Inc.
1870 Crown Drive
Dallas, Texas 75234

Re: Dynamex Inc.
Form 10-K for the year ended July 31, 2005
Commission File Number: 000-21057

Dear Mr. Schmitz:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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1. We note that you have presented EBITDA as a component of your tabular presentation of selected financial data, and that you have justified it's inclusion because you believe it is a widely accepted financial indicator of a your ability to service and/or incur debt, maintain current operating levels of fixed assets, and acquire additional operations and businesses. In short, you believe it is useful to investors and analysts as a liquidity measure. We also note, however, that you have reconciled EBITDA to Net Income. FR 65 requires non-GAAP measures to be reconciled to the most comparable GAAP measure, and that the disclosure

justifying the presentation of a non-GAAP measure indicates the purposes for which *management* uses the non-GAAP financial measure. Supplementally explain to us and revise your disclosure to indicate the purposes for which you use EBITDA. Should you find that your use is as a liquidity measure rather than a performance measure, please revise your reconciliation appropriately. Specifically, EBITDA used as a performance measure should be reconciled to net income while EBITDA used as a liquidity measure should be reconciled to operating cash flow. Our comment applies to EBITDA presentations in both filed and furnished documents.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief